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Milan

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Ernest Greene

Anne McConnell

Thomas Jones

Jay Ingram

Re:	IHS Holding Limited CIK No. 0001876183

Amendment No. 3 to Draft Registration Statement on Form F-1

Confidentially submitted on July 22, 2021 by IHS Towers Limited (CIK No. 0001725749)

Ladies and Gentlemen:

On behalf of IHS Holding Limited, which previously filed as IHS Towers Limited (the "Company"), we are hereby filing a Registration Statement on Form F-1 (the "Registration Statement"). The Company previously submitted a Draft Registration Statement on Form F-1 on a confidential basis with the Securities and Exchange Commission (the "Commission") on January 27, 2020, as amended by Amendment No. 1 on July 28, 2020, Amendment No. 2 on June 4, 2021, and Amendment No. 3 on July 22, 2021 ("Submission No. 4"). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to Submission No. 4 received on August 10, 2021 from the staff of the Commission (the "Staff").

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings to be assigned to them in the Registration Statement, and all references to page numbers in such responses are to page numbers in the Registration Statement.

September 16, 2021 Page 2

Summary Consolidated Financial and Operating Data, page F-17

1.	Based on your response to prior comment 1, please address the following regarding your non-IFRS financial measures in the filing:

•	We note you previously revised your reconciliations related to Consolidated AFFO and AFFO to provide a two-step reconciliation, first reconciling to Adjusted EBITDA and then reconciling to Consolidated AFFO and AFFO. Please revise to provide direct reconciliations from the most comparable IFRS measure, Net Income (Loss), without the Adjusted EBITDA subtotal. We may have additional comments after we review the revised reconciliations.

•	We note you have presented a loss margin; however, we also note you present the ratios, Net Leverage Ratio and ROIC, which you calculate using non-IFRS financial measures. It appears to us you should re-name these ratios to clarify that they are calculated using non-IFRS financial measures and you should prominently present similar ratios using the most directly comparable IFRS measures as required by Item 10(e)(1)(i)(A) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the reconciliation of Consolidated AFFO and AFFO in the Registration Statement to provide a direct reconciliation from the most comparable IFRS measure.

The Company has also revised the Registration Statement to remove the Net Leverage Ratio and ROIC metrics. In connection with removing the ROIC ratio, the Company has revised pages 101 through 103 of the Registration Statement to detail how the Company's management continues to monitor the returns generated from capital deployed across the business through Return Adjusted EBITDA, including disclosure to clearly identify this metric as a non-IFRS measure and the corresponding reconciliation to the most comparable IFRS metric, (Loss)/profit.

* * *

Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe

Marc D. Jaffe
of LATHAM & WATKINS LLP

cc:	(via email)

Sam Darwish, IHS Holding Limited

Adam Walker, IHS Holding Limited

Ian D. Schuman, Esq., Latham & Watkins LLP

Benjamin J. Cohen, Esq., Latham & Watkins LLP

Roxane F. Reardon, Esq., Simpson Thacher & Bartlett LLP

Jonathan R. Ozner, Esq., Simpson Thacher & Bartlett LLP